Exhibit 12.1

Dominion Resources, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Nine Months Ended September 30, 2016(a)	Twelve Months Ended September 30, 2016(b)	2015(c)	2014(d)	2013(e)	2012(f)	2011(g)
Earnings, as defined:
Income from continuing operations including noncontrolling interest before income tax expense	$2,282	$2,760	$2,828	$1,778	$2,704	$2,265	$2,262
Distributed income from unconsolidated investees, less equity in earnings	(12)	2	12	(8)	17	(13)	(23)
Fixed charges included in income	756	1000	953	1,237	930	880	867

Total earnings, as defined	$3,026	$3,762	$3,793	$3,007	$3,651	$3,132	$3,106

Fixed charges, as defined:
Interest charges	$731	$966	$920	$1,208	$899	$845	$818
Rental interest factor	25	34	33	29	31	35	49

Fixed charges included in income	$756	$1000	$953	$1,237	$930	$880	$867
Preference security dividend requirement of consolidated subsidiary	$—	$—	$—	$17	$25	$25	$25
Capitalized Interest	$93	$116	$67	$39	$28	$24	$11
Interest from discontinued operations	$—	$—	$—	$—	$85	$80	$99

Total fixed charges, as defined	$849	$1,116	$1,020	$1,293	$1,068	$1,009	$1,002

Ratio of Earnings to Fixed Charges	3.56	3.37	3.72	2.33	3.42	3.10	3.10

(a)	Earnings for the nine months ended September 30, 2016 include $65 million charge associated with an organizational design initiative; $60 million in transaction and transition costs associated with the Dominion Questar combination; $18 million charge related to other items; partially offset by $29 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the nine months ended September 30, 2016.
(b)	Earnings for the twelve months ended September 30, 2016 include $65 million charge associated with an organizational design initiative; $60 million in transaction and transition costs associated with the Dominion Questar combination; $54 million charge associated with ash pond and landfill closure costs; $82 million charge related to other items; partially offset by $50 million of net gain related to our investments in nuclear decommissioning trust. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended September 30, 2016.
(c)	Earnings for the twelve months ended December 31, 2015 include $85 million write-off of prior-period deferred fuel costs associated with Virginia legislation; $99 million charge associated with ash pond and landfill closure costs and $78 million charge related to other items; partially offset by $60 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2015.

(d)	Earnings for the twelve months ended December 31, 2014 include $374 million charge related to North Anna and offshore wind facilities; $284 million charge associated with our liability management effort, which is included in fixed charges; $121 million accrued charge associated with ash pond and landfill closure costs; $93 million charge related to other items; partially offset by $100 million net gain on the sale of our electric retail energy marketing business and $72 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2014.
(e)	Earnings for the twelve months ended December 31, 2013 include a $55 million impairment charge related to certain natural gas infrastructure assets; $40 million charge in connection with the Virginia Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2011-2012 test years; $28 million charge associated with our operating expense reduction initiative, primarily reflecting severance pay and other employee related costs; $26 million charge related to the expected early shutdown of certain coal-fired generating units; $29 million charge related to other items ; partially offset by $81 million of net gain related to our investments in nuclear decommissioning trust funds; $47 million benefit due to a downward revision in the nuclear decommissioning asset retirement obligations for certain merchant nuclear units that are no longer in service; $29 million net benefit primarily resulting from the sale of Elwood. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2013.
(f)	Earnings for the twelve months ended December 31, 2012 include $438 million of impairment and other charges related the planned shut-down of Kewaunee; $87 million of restoration costs associated with severe storms affecting our Dominion Virginia Power and Dominion North Carolina service territories; partially offset by a $36 million net gain related to our investments in nuclear decommissioning trust funds and $4 million net benefit related to other items. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2012.
(g)	Earnings for the twelve months ended December 31, 2011 include $228 million of impairment charges related to electric utility generation assets; $96 million of restoration costs associated with Hurricane Irene; $43 million impairment of excess emission allowances resulting from a new EPA Air Pollution Rule; $31 million net charge in connection with the Virginia State Corporation Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2009 and 2010 test years; $21 million of earthquake related costs, largely related to inspections following the safe shutdown of reactors at our North Anna nuclear power station; and a $45 million net charge related to other items; partially offset by a $24 million benefit related to litigation with the Department of Energy for spent nuclear fuel-related costs at our Millstone nuclear power station. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2011.